OFFICE OF THE PRESIDENT
INVESTORS RESEARCH FUND, INC.

11800 Baccarat Lane, N.E.
Albuquerque, NM  87111-7600
Tel:      (505) 296-5122
Fax:      (505) 292-8982

                                                March 15, 1999


Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, NW
Washington, DC  20549

      Re:  Investors Research Fund, Inc.
           Your Files Numbered 2-14675 and 811-861
           Request for Withdrawal of March 5, 1999 Filing

Gentlemen:

      Pursuant to 17 CFR Section 230.477, Investors Research Fund, Inc. hereby requests Commission approval for the withdrawal of the N-1A filing made by this Fund on March 5, 1999. This request is made on the basis that the subject filing was made by mistake through inadvertence because it was a duplication of materials already on file. Since the materials were pre viously on file, withdrawal of the subject filing is consistent with the public interest and the protection of investors.

                                          Respectfully submitted,

                                          /Hugh J. Haferkamp/

                                          HUGH J. HAFERKAMP
                                          President

HJH/rv

cc:  IRF File